CUSIP No. 70614W100

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Peloton Interactive, Inc.

(Name of Issuer)

Class A Common Stock, $0.000025 par value

(Title of Class of Securities)

70614W100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70614W100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Ventures LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0%

12.	TYPE OF REPORTING PERSON	OO

CUSIP No. 70614W100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Holdings Group LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0%

12.	TYPE OF REPORTING PERSON	PN

CUSIP No. 70614W100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Holdings Group (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0%

12.	TYPE OF REPORTING PERSON	OO

CUSIP No. 70614W100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Ross Stevens

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	934,846*
	6.	SHARED VOTING POWER	304,424**
	7.	SOLE DISPOSITIVE POWER	934,846*
	8.	SHARED DISPOSITIVE POWER	304,424**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,239,270

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.5%***

12.	TYPE OF REPORTING PERSON	IN, HC

* As of December 31, 2020. Represents 934,846 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock.

**As of December 31, 2020. Represents 217,503 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock, held by the Ross Stevens Legacy Trust and 86,921 shares of Class B Common stock held by the Ross Stevens 2018 Irrevocable Trust.

*** Based on 255,512,826 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 6, 2020.

CUSIP No. 70614W100

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock, $0.000025 par value, of the Issuer on February 7, 2020 (the “Schedule 13G”). Terms used in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: [X]

CUSIP No. 70614W100

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2021

STONE RIDGE VENTURES LLC By: Stone Ridge Holdings Group LP, its Managing Member

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager of Stone Ridge Holdings Group (GP) LLC, its General Partner

STONE RIDGE HOLDINGS GROUP LP

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager of Stone Ridge Holdings Group (GP) LLC, its General Partner

STONE RIDGE HOLDINGS GROUP (GP) LLC

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager

ROSS STEVENS

/s/ Ross Stevens
Ross Stevens, individually